================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

================================================================================

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

                    CEZ GROUP ENTERS HUNGARIAN ENERGY MARKET

Today, the CEZ Group officially opened a branch office in Budapest, to support and promote its Hungarian activities. The Hungarian office further enhances the business network of the CEZ Group which currently covers, aside from the Czech homeland and Hungary, also Germany, Poland, Slovakia, Bulgaria, and Romania. For the nearest future, the CEZ Group plans branch offices also in other countries of Southeastern Europe.

"CEZ has clearly conveyed its vision to become Number One in the power market in Central and Southeastern Europe. But this expansion consists not only of the acquisition of new subsidiaries - we also follow the path of developing our business and trade. We believe that today's opening of this branch office of CEZ majorly enhances the electricity offer for traders, distributors (utilities), and consumers (final customers) on the Hungarian market," said Martin Roman, Chairman of the Board and CEO of CEZ, on occasion of the opening ceremony.

The Hungarian spin-off of the CEZ Group already acquired all necessary trade licenses and finalized its first deal in May. "Our goal is to acquire, and then consolidate, a strong position as player in the Hungarian market. In a first stage, we will focus not only on domestic trading, but also on cross-border electricity sales," adds Gabor Hornai, Branch Director of the Hungarian office and long-term expert for the Hungarian energy market.

The CEZ group has been conducting its foreign expansion with success, both in the area of electricity distribution and as regards the acquisition of production sites. Since January 2005, the corporation owns three Bulgarian distribution companies, and towards the end of last year, CEZ secured also the Romanian distribution company Electrica Oltenia, which supplies those areas with electricity that are in the immediate neighbourhood of the Bulgarian catchment area for distribution of the CEZ Group. In the area of power generation, CEZ has recently completed the acquisition of two Polish power companies, Elcho and Skawina; at the beginning of May, the corporation executed the privatization agreement on the purchase of the Bulgarian heat power plant Varna.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CEZ, a. s.
                                              ------------
                                              (Registrant)

Date: June 1, 2006
                                              By: /s/ Libuse Latalova
                                                  ------------------------------
                                                  Libuse Latalova
                                                  Head of Finance Administration

                                       3